

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 13, 2009

VIA U.S. MAIL AND FAX 90-212-292-5390
Mr. Serkan Okandan
Chief Financial Officer
Turkcell
Turkcell Plaza
Mesrutiyet Caddesi No:71
Istanbul, Turkey

> **RE: Turkcell**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **File No. 1-15092**

Dear Mr. Okandan:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director